Exhibit 10.1

SERIES 2003-A PREFERRED STOCK PURCHASE AGREEMENT

This Series 2003-A Preferred Stock Purchase Agreement (this "Agreement") is made as of February 5, 2003, by and among Harold's Stores, Inc., an Oklahoma corporation (the "Company"), and the investors listed on the Schedule of Investors attached hereto (the "Investors").

RECITALS

WHEREAS, the Company has authorized the sale and issuance of an aggregate of fifty thousand (50,000) shares of its Series 2003-A Preferred Stock (the "2003-A Shares");

WHEREAS, the Investors desire to purchase the 2003-A Shares on the terms and conditions set forth herein; and

WHEREAS, the Company desires to issue and sell the 2003-A Shares to the Investors on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1

PURCHASE AND SALE OF SERIES 2003-A PREFERRED STOCK

1.1 Amendments to Certificate of Incorporation. The Company shall adopt and file with the Secretary of State of the State of Oklahoma on the Closing Date an amendment to the Certificate of Designation of the Company's Amended Series 2001-A Preferred Stock in the form attached hereto as Exhibit A, reducing the number of shares of such preferred stock from 700,000 shares to 600,000 shares, and a Certificate of Designation creating the Series 2003-A Preferred Stock (the "Series 2003-A Preferred") in the form attached hereto as Exhibit B (collectively, the "Amendments").

1.2 Purchase and Sale of Series 2003-A Preferred. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), each Investor agrees to purchase, and the Company agrees to sell and issue to each Investor at a price per share of One Hundred Dollars ($100.00), the number of 2003-A Shares opposite each Investor's name for the aggregate purchase price set forth on the Schedule of Investors attached hereto.

SECTION 2

CLOSING

2.1 Closing. The purchase and sale of the 2003-A Shares (the "Closing") shall occur simultaneously with the execution and delivery of this Agreement (the "Closing Date").

2.2 Delivery. At the Closing, the Company shall deliver to each Investor certificates representing the 2003-A Shares that such Investor is purchasing against payment of the purchase price therefor by check or wire transfer.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

For purposes of this Agreement:

"to the Company's knowledge" means the actual knowledge of Clark J. Hinkley, Rebecca Powell Casey, Kenneth C. Row or Jodi L. Taylor, or any of them.

"the Company" includes the Company and its Subsidiaries (defined below) on a consolidated basis, unless the context clearly indicates otherwise.

"material adverse change" means a change which would have a material adverse effect.

"material adverse effect" means a material adverse impact or effect to the Company's business, assets, liabilities, operations or financial condition. It is understood that such event, violation or other matter would be material in impact or amount if such event, violation or other matter, if quantifiable in dollars, creates or results, or is reasonably anticipated to result, in a loss or expense to the Company exceeding One Hundred Seventy-five Thousand Dollars ($175,000).

Except as set forth in the Schedule of Exceptions delivered to the Investors in connection with the purchase by such Investors of shares of the Company's Series 2002-A Preferred Stock on August 2, 2002, or as set forth in any supplement thereto delivered to the Investors prior to or at the Closing and specifically identifying the subsection of this Section 3 to which each such exception relates (such Schedule of Exceptions, as so supplemented, is referred to herein as the "Schedule of Exceptions"), the Company hereby represents and warrants to the Investors as of the date hereof as follows:

3.1 Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of the State of Oklahoma and is in good standing under such laws. The Company has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as currently proposed to be conducted. The Company is duly qualified and authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business, properties, prospects or financial condition.

3.2 Corporate Power. The Company has all requisite legal and corporate power and authority to (a) execute and deliver this Agreement and the Second Amendment to that certain Investor Rights Agreement dated as of February 28, 2001, as amended by that certain First Amendment to Investor Rights Agreement dated as of August 2, 2002 among the Company, the Investors, Margaret A. Gilliam, William E. Haslam and Clark J. Hinkley, attached hereto as Exhibit C (the "Second IRA Amendment"; such Investor Rights Agreement, as so amended by such First Amendment and the Second IRA Amendment, is referred to herein as the "Investor Rights Agreement"), (b) sell and issue the 2003-A Shares hereunder, (c) issue the additional 2003-A Shares to be issued in satisfaction of dividends on the 2003-A Shares (together with the shares of Amended Series 2001-A Preferred to be issued in satisfaction of dividends on such Amended Series 2001-A Preferred and the shares of Series 2002-A Preferred (as hereinafter defined) to be issued in satisfaction of dividends on such Series 2002-A Preferred, the "Dividend Stock"), as set forth in the Amendment creating the Series 2003-A Preferred, (d) issue the Common Stock (as herinafter defined) issuable upon conversion of the 2003-A Shares (together with the Common Stock issuable upon conversion of the shares of Amended Series 2001-A Preferred and the shares of Series 2002-A Preferred, the "Underlying Common Stock"), as set forth in the Amendment creating the Series 2003-A Preferred, and (e) carry out and perform its obligations under the terms of this Agreement and the Investor Rights Agreement and the transactions contemplated hereby and thereby.

3.3 Subsidiaries. As to the business entities controlled, directly or indirectly, by the Company (each a "Subsidiary"), each such Subsidiary is a corporation or other entity duly organized and validly existing under the laws of its state of domicile and is in good standing under such laws. Each such Subsidiary has all requisite power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as currently proposed to be conducted. Each such Subsidiary is duly qualified and authorized to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business, properties, prospects or financial condition. The Company owns all of the capital stock or other ownership interests of each Subsidiary.

3.4 Capitalization and Voting Rights. The authorized capital stock of the Company consists of 25,000,000 shares of common stock, $0.01 par value (the "Common Stock"), of which 6,099,503 shares (excluding 205 shares held in treasury) are issued and outstanding, and 1,000,000 shares of Preferred Stock, $0.01 par value, 700,000 shares of which are presently designated as Amended Series 2001-A Preferred and 300,000 shares of which are presently designated as Series 2002-A Preferred Stock (the "Series 2002-A Preferred"). After the filing of the Amendments, 600,000 shares of the Company's authorized Preferred Stock will be designated as Amended Series 2001-A Preferred, 300,000 shares of the Company's authorized Preferred Stock will be designated as Series 2002-A Preferred, and the remaining 100,000 shares of the Company's authorized Preferred Stock will be designated as Series 2003-A Preferred Stock (the "Series 2003-A Preferred"). There are currently 328,484 shares of Amended Series 2001-A Preferred and 202,627 shares of Series 2002-A Preferred issued and outstanding. None of the shares of Series 2003-A Preferred are currently issued and outstanding, but at the Closing, 50,000 shares of Series 2003-A Preferred will be issued and sold to the Investors as provided in Section 1.2 hereof. All issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance with applicable federal and state securities law. The Company has reserved 12,000,000 shares of Common Stock for issuance as Underlying Common Stock, has reserved 271,516 shares of Amended Series 2001-A Preferred and 97,373 shares of Series 2002-A Preferred for issuance as Dividend Stock on the Amended Series 2001-A Preferred and the Series 2002-A Preferred, respectively, and has reserved 50,000 shares of Series 2003-A Preferred for issuance as Dividend Stock on the Series 2003-A Preferred or for issuance in connection with the lease amendment(s) referred to in Section 5.10 hereof. The Series 2003-A Preferred shall have the rights, preferences, privileges and restrictions set forth in the Amendment creating such Series 2003-A Preferred and the Investor Rights Agreement. The Schedule of Exceptions sets forth the total number of options, warrants, conversion rights, preemptive rights, rights of first refusal, or similar rights presently outstanding to purchase or otherwise acquire from the Company any of the Company's securities. Immediately after the Closing, the capitalization of the Company will be as set forth in Exhibit D attached hereto.

3.5 Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the Investor Rights Agreement by the Company, the authorization, sale, issuance (or reservation for issuance) and delivery of the 2003-A Shares and the Dividend Stock and the Underlying Common Stock with respect thereto and the performance of all of the Company's obligations hereunder and under the Investor Rights Agreement has been taken prior to or will be taken at the Closing. This Agreement and the Investor Rights Agreement constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.6 Valid Issuance of Stock. The 2003-A Shares, when issued, sold and delivered in compliance with the provisions of this Agreement, will be duly and validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities laws. The Dividend Stock and the Underlying Common Stock with respect to the 2003-A Shares have been duly and validly reserved and, when issued in compliance with the provisions of the Amendments, will be duly and validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities laws. The 2003-A Shares and the Dividend Stock and the Underlying Common Stock with respect thereto will be free and clear of any liens or encumbrances upon issuance; provided, however, that the 2003-A Shares and the Dividend Stock and the Underlying Common Stock with respect thereto may be subject to restrictions on transfer under applicable state and/or federal securities laws and under the Investor Rights Agreement. Except as set forth in the Investor Rights Agreement and subject to restrictions on transfer under applicable state and/or federal securities laws, the 2003-A Shares are not subject to any preemptive rights, rights of first refusal or restrictions on transfer.

3.7 Offering. Subject to the accuracy of the representations of the Investors set forth in Section 4 below, the Company has complied and will comply with all applicable United States federal and state securities laws in connection with the offer, issuance and sale of the 2003-A Shares in connection with this Agreement. The Company has not, either directly or through any agent, offered any securities to, or otherwise approached, negotiated or communicated in respect of any securities with, any person so as thereby to require that the offer or sale of the 2003-A Shares be registered pursuant to the provisions of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). Subject to the accuracy of the representations of the Investors set forth in Section 4 below, the offer, sale and issuance of the 2003-A Shares (and of the Dividend Stock and the Underlying Common Stock with respect thereto) in conformity with the terms of this Agreement are exempt from the registration requirements of Section 5 of the Securities Act and all applicable state securities laws.

3.8 Title to Properties. The Company (a) has good and marketable title to all of the properties and assets which it owns, free and clear of any mortgage, pledge, lien, lease, encumbrance or charge, other than liens for current taxes not yet due and payable, (b) holds valid leasehold interests in the properties which it leases, free and clear of any mortgage, pledge, lien, lease (other than leases granting the Company a leasehold interest), encumbrance or charge, other than liens for current taxes not yet due and payable, and (c) is not in default under or in breach of any provision of any of its leases. All of the Company's material tangible properties and assets are in good condition and repair.

3.9 Intellectual Property.

(a) The Company owns or possesses sufficient legal rights to all patents, patent applications, trademarks, service marks, trade names, copyrights, trade secrets, licenses, know-how, concepts, computer programs and software, technical data, proprietary rights, proprietary processes and other information necessary for its business as conducted by the Company and as currently proposed to be conducted by the Company (each such item, the "Company Intellectual Property") without, to the Company's knowledge, any conflict with or infringement of the rights of others. Except for proprietary information agreements with its employees and consultants confirming the Company's ownership of intellectual property created by them, and except for licenses or agreements entered into in the ordinary course of the Company's business, consistent with past practices, there are no outstanding options, licenses, or agreements of any kind relating to any of the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses, or agreements of any kind with respect to the patents, patent applications, trademarks, service marks, trade names, copyrights, trade secrets, licenses, know-how, concepts, computer programs, technical data, proprietary rights, proprietary processes and information of any other person or entity. No person or entity has the right to purchase any of the Company Intellectual Property.

(b) The Company has not received any communications alleging, nor does the Company have reason to believe, that the Company has violated or, by conducting its business as currently proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, or other proprietary rights or processes of any other person or entity, and is not aware of any basis therefor or threat thereof. The Company is not aware that any of its employees, agents or contractors is obligated under any contract (including licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree, or order of any court or administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of the Company, or that would conflict with the Company's business as it is currently proposed to be conducted. The Company is not aware of any violation or infringement by a third party of any of the Company Intellectual Property. Neither the execution nor delivery of this Agreement or the Investor Rights Agreement, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as currently proposed will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant, or instrument under which any of such employees is now obligated. The Company has no plan to, and does not believe it is or will be necessary to utilize, any inventions of any of its employees (or individuals it currently intends to hire) made prior to their employment by the Company that would infringe the rights of others.

3.10 Material Contracts and Other Commitments. With regard to each lease, agreement or other contract now in effect to which the Company is a party or by which it or its property may be bound, the Company and, to the Company's knowledge, each other party thereto, have performed all the obligations required to be performed by them to date, have received no notice of default and are not in default under any of such leases, contracts or agreements, except for defaults which would not singularly or in the aggregate have a material adverse effect on the Company. The Company has no present expectation or intention of not fully performing all of its obligations under each such lease, contract or other agreement, and the Company has no knowledge of any breach or anticipated breach by the other party to any such lease, contract or other agreement.

3.11 Litigation. There are no actions, suits, proceedings, or investigations pending or to the Company's knowledge threatened against the Company or its properties before any court or governmental agency which might result, either in any case or in the aggregate, in any material adverse effect on the Company, or which might call into question the validity of, or hinder the enforceability or performance of, this Agreement, the Investor Rights Agreement or any action taken or to be taken in connection herewith or therewith, and there is no action, suit, proceeding or investigation by the Company currently pending or that the Company currently intends to initiate.

3.12 Taxes. The Company has timely filed all tax returns and reports (federal, state and local) as required by law and such returns and reports are true and correct in all material respects. The Company has paid all taxes and other assessments due. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any tax or deficiency against the Company, and there are no actions, suits, proceedings, investigations or claims now pending against the Company with respect to any tax or assessment or any matters under discussion with any federal, state, local or foreign authority relating to any taxes or assessments, or any claims for additional taxes or assessments asserted by any such authority, and there is no basis for the assertion of any additional taxes as assessments against the Company. The Company has not elected to be treated as an S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) under the Internal Revenue Code of 1986, as amended (the "Code"). The Company has not since the end of the period covered by the Company's latest Form 10-Q filed with the Securities and Exchange Commission had tax deficiencies proposed or assessed against it in an amount which, in the aggregate, exceeds $25,000. The Company has not since December 31, 1994 been audited by the U.S. Internal Revenue Service. The Company has withheld or collected from each payment made to each of its employees, the amount of all taxes, including, but not limited to, income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositaries.

3.13 Insurance. The Company has in full force and effect fire, casualty and liability insurance policies with recognized insurers. This insurance is sufficient in amount, subject to reasonable deductibles, to allow the Company to replace any of the Company's material properties that may be damaged or destroyed.

3.14 Employee Benefit Plans. To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefits), all of the benefit and incentive plans, arrangements and programs for the benefit of the Company's current and former employees, independent contractors, leased employees, directors and agents and their dependents and beneficiaries (the "Plans") comply with all requirements of applicable law, including without limitation the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and with the terms of the Plans. With respect to the Plans, (i) all required contributions that are due have been made and all expenses have been paid and any accrual required by generally accepted accounting principles has been made on the books and records of the Company for all future contribution obligations; (ii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and (iii) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code) except for such items that have not or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect. All benefits under those Plans covered by ERISA (other than Code Section 125 cafeteria plans) are payable either through a fully-funded trust or an insurance contract, and no welfare benefit Plan (as defined in Section 3(1) of ERISA) is self-funded. No Plan assets are invested in stock of the Company. Each Plan (and any related trust) intended to be qualified under Sections 401(a) and 501(a) of the Code (i) has received a favorable determination letter from the U.S. Internal Revenue Service to the effect that it is qualified, both as to the original plan and all restatements or material amendments; (ii) has never been subject to any assertion by any governmental agency that it is not so qualified; and (iii) has been operated so that it has always been so qualified. No action has been taken by the Company, nor has there been any failure by the Company to take any action, nor is any action or failure to take action contemplated by the Company (including all actions contemplated under this Agreement), that would subject the Company or any of its directors, officers or employees to any liability, penalty or tax imposed by the U.S. Internal Revenue Service or Department of Labor or other governmental entity in connection with any Plan. There are no (i) legal, administrative or other proceedings or governmental investigations or audits, or (ii) complaints to or by any governmental entity, which are pending, anticipated or, to the Company's knowledge, threatened, against any Plan or its assets, or against any Plan fiduciary or administrator, or against the Company or its directors, officers or employees with respect to any Plan.

3.15 Registration Rights and Voting. Except as provided in the Investor Rights Agreement, the Company is not under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may subsequently be issued. To the Company's knowledge, except for the Voting Agreement last amended in connection with the issuance of the Amended Series 2001-A Preferred and the Series 2002-A Preferred, no shareholder of the Company is a party to any agreement with respect to the voting of the Company's securities.

3.16 Takeover Status. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation enacted under state or federal laws or applicable stock exchange rules or regulations, including, without limitation, Sections 1145 through 1155 of the Oklahoma General Corporation Act, is applicable to the transactions contemplated hereby.

3.17 Governmental Consents. Other than the filing of the Amendments with the Oklahoma Secretary of State, no consent, approval, qualification or authorization of registration, designation, declaration or filing with any local, state or federal governmental authority on the part of the Company is required in connection with the valid execution, delivery or performance of this Agreement or the Investor Rights Agreement, or the offer, sale or issuance of the 2003-A Shares or the Dividend Stock or the Underlying Common Stock with respect thereto, or the consummation of any transaction contemplated hereby, except such additional filings as will be made by the Company to comply with applicable state and federal securities laws and rules of the American Stock Exchange, and with applicable general corporation laws of the various states.

3.18 Environmental and Safety Laws. To the Company's knowledge, it is not in violation of, or subject to liability under, any applicable statute, law or regulation relating to the environment or occupational health and safety, and no material expenditures are or will be required in order to comply with any such existing statute, law, or regulation.

3.19 Related Party Transactions. Except as set forth in the Company's most recent Form 10-K filed with the Securities and Exchange Commission, there are no loans, advances, leases or other continuing transactions between the Company and any stockholder known to the Company to own more than one percent (1%) of the capital stock of the Company or any director or officer of the Company, or any member of such officer's, director's or stockholder's immediate family, or any individual or entity controlled by any such officer, director or stockholder or member of such officer's, director's or stockholder's immediate family.

3.20 Broker's and Finders' Fees. The Company has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement, the Investor Rights Agreement or any transaction contemplated hereby or thereby.

3.21 Compliance with Other Instruments. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws, each as amended, or of any mortgage, indenture, agreement (including any shareholders' agreement), instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to the Company's knowledge, any provision of any federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of, and compliance with, this Agreement and the Investor Rights Agreement, and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations or any of its properties or assets.

3.22 Permits. The Company has all material franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could have a material adverse effect, and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as currently planned to be conducted. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

3.23 Employees. There are no strike, labor dispute or union organization activities pending or, to the knowledge of the Company, threatened, between the Company and its employees. None of the Company's employees belongs to any union or collective bargaining unit. To its knowledge, the Company has complied with all applicable state and federal equal opportunity and other laws related to employment. No employee of the Company is believed to be in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with the Company, or any other party because of the nature of the business conducted or currently proposed to be conducted by the Company or to the use by the employee of his or her best efforts with respect to such business. The Company is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing. Subject to general principles related to wrongful termination of employees, the employment of each officer and employee of the Company is terminable at the will of the Company.

3.24 Changes. Since the end of the period covered by the Company's latest Form 10-Q filed with the Securities and Exchange Commission, other than in the ordinary course of business, there has not been:

(a) any change in the assets, liabilities, prospectus, financial condition, or operating results of the Company, except for changes in the ordinary course of business that have not been, individually or in the aggregate, materially adverse to the business, properties, prospects or financial condition of the Company;

(b) any damage, destruction or loss, whether or not covered by insurance, which had a material adverse effect on the business, properties, prospects or financial condition of the Company;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and that is not material to the business, properties, prospects or financial condition of the Company (as such business is presently conducted and as it is presently proposed to be conducted);

(e) any new material contract or changes in the terms of any material contract or arrangement by which the Company or any of its assets or properties is bound or to which the Company or any of such assets or properties is subject;

(f) any material change in any compensation arrangement or agreement with any officer, director, or one percent (1%) or greater stockholder of the Company;

(g) any sale, assignment, or transfer of any of the Company Intellectual Property;

(h) any resignation or termination of employment of any officer or key employee of the Company;

(i) receipt of notice that there has been a loss of, or material order cancellation or reduction by, any customer of the Company;

(j) any mortgage, pledge, security interest or lien created by the Company with respect to any of its material properties or assets, except for liens for current taxes not yet due and payable;

(k) any loans or guarantees made by the Company to or for the benefit of its employees, stockholders, officers, managers, or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(l) any declaration, setting aside, or payment of any dividend or other distribution of the Company's assets in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(m) to the Company's knowledge, any other event or condition of any character that might have a material adverse effect on the Company; or

(n) any agreement or commitment by the Company to do any of the things described in this Section 3.24.

3.25 Corporate Documents. The Certificate of Incorporation and Bylaws, as amended, of the Company are in the forms provided to the Investors. The copies of the minute books of the Company provided or made available to the Investors contain minutes of all meetings of directors and shareholders, and all actions by written consent by the directors and shareholders since the date of its incorporation and accurately reflect all actions by the directors (and any committee of directors) and shareholders with respect to all transactions referred to therein in all material respects. Neither the shareholders nor the board of directors of the Company have taken any action relating to the merger, consolidation, sale of assets or business, liquidation, dissolution or any other reorganization of the Company.

3.26 Exchange Act Reports and Financial Statements. The Company has filed with the Securities and Exchange Commission (the "Commission") all required reports, schedules, forms, proxy, registration and other statements and other documents (collectively, the "SEC Documents"). As of the date of this Agreement, the last SEC Document filed by the Company was the Company's Form 10-Q for the quarter ending November 2, 2002. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents. As of their respective filing dates, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by a later SEC Document filed and publicly available prior to the Closing Date, the circumstances or bases for which modifications or supersessions have not and will not individually or in the aggregate result in any material liability or obligation on behalf of the Company under the Securities Act or the Exchange Act, the rules promulgated under the Securities Act or the Exchange Act or any federal, state or local anti-fraud, blue sky, securities or similar laws. The consolidated financial statements of the Company and its subsidiaries included in the SEC Documents (as amended or supplemented by any later filed SEC Document), comply as to form in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the Commission) applied on a consistent basis during the periods involved (except as may be indicated in notes thereto) and fairly present the consolidated financial position, assets and liabilities of the Company and its subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments not material in amount).

3.27 No Undisclosed Liabilities. The Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured, or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), which is not reflected in the Company's most recent Forms 10-K and 10-Q included in the SEC Documents (the "Financial Statements") and which (i) has arisen other than in the ordinary course of the Company's business since the date of the most recent Financial Statements consistent with past practices, or (ii) individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the Company.

3.28 Compliance with Laws. To its knowledge, the Company has complied in all material respects with, is not in material violation of, and has not received any notices of violations with respect to any foreign, federal, state or local law, statute, rule or regulation that remain unresolved.

3.29 Disclosure. No representation or warranty of the Company contained in this Agreement, the Investor Rights Agreement, the Schedule of Exceptions or any certificate or instrument furnished or to be furnished to the Investors at the Closing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor, severally and not jointly, represents and warrants to the Company as follows:

4.1 Investment Experience. The Investor is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. The Investor is an "accredited investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act. The Investor is able to bear the economic risk of losing its entire investment in the Company, which is not disproportionate to the Investor's net worth.

4.2 Investment. The Investor is acquiring the 2003-A Shares for investment for the Investor's own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. The Investor understands that the 2003-A Shares and the Dividend Stock and the Underlying Common Stock with respect thereto have not been, and will not be when issued, registered under the Securities Act or any state securities laws by reason of specific exemptions from the registration provisions of the Securities Act and such state laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the representations as expressed herein.

4.3 Rule 144. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than two years after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three (3) month period not exceeding specified limitations.

4.4 Access to Information. The Investor has had an opportunity to discuss the Company's management, business plan and financial condition with the Company's management. The Investor understands that a purchase of the 2003-A Shares involves a high degree of risk, and there can be no assurance that the Company's business objectives will be obtained.

4.5 Authorization. The Investor has all requisite legal power and authority to execute and deliver this Agreement and the Second IRA Amendment and to carry out and perform its obligations under the terms of this Agreement and the Investor Rights Agreement and the transactions contemplated hereby and thereby. This Agreement and the Second IRA Amendment, when executed and delivered by the Investor, will each constitute a valid and legally binding obligation of the Investor, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

4.6 Broker's and Finders' Fees. The Investor has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.7 Legends. It is understood that each certificate representing the 2003-A Shares and the Dividend Stock and the Underlying Common Stock with respect thereto shall bear a legend to the following effect:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

SECTION 5

CONDITIONS OF THE INVESTORS' OBLIGATIONS AT CLOSING

The obligations of the Investors under this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

5.1 Securities Law Compliance. The Company shall have complied with, and the offer and sale of the 2003-A Shares shall be exempt under, all applicable federal and state securities laws.

5.2 Proceedings Satisfactory. All corporate and legal proceedings taken by the Company in connection with the transactions contemplated by this Agreement and all documents and papers relating to such transactions shall be satisfactory to the Investors, in the reasonable exercise of the judgment of the Investors.

5.3 Consents and Waivers. The Company shall have obtained any and all consents (including the consent of the holders of the Amended Series 2001-A Preferred and the Series 2002-A Preferred and all governmental or regulatory consents, approvals or authorizations required in connection with the valid execution and delivery of this Agreement and the Second IRA Amendment), permits and waivers (including the waiver by the holders of the Amended Series 2001-A Preferred and the Series 2002-A Preferred of any preemptive rights such holders may have by virtue of their ownership of such shares) necessary or appropriate for consummation of the transactions contemplated by this Agreement, other than any such consents, permits or waivers as to which the failure to obtain would not have a material adverse effect on the Company or the transactions contemplated by this Agreement, and the same shall be effective as of the Closing Date and not rescinded.

5.4 Filing of Amendments. The Amendments shall have been filed with the Secretary of State of the State of Oklahoma.

5.5 Second IRA Amendment. The Company and the Investors shall have entered into the Second IRA Amendment.

5.6 Opinion of Counsel. Crowe & Dunlevy, P.C., counsel to the Company, shall have delivered to the Investors an opinion in substantially the form attached hereto as Exhibit E.

5.7 Exchange Notifications. The Company shall have given all appropriate notifications to the American Stock Exchange, and all applicable waiting periods shall have lapsed or other requirements of the American Stock Exchange shall have been satisfied, in order to permit the transactions contemplated by this Agreement and the continued listing of the Common Stock.

5.8 Diligence. The Investors shall have completed all due diligence to their satisfaction.

5.9 Lending Agreement. The Company shall have negotiated and entered into a new primary lending relationship to the satisfaction of the Investors.

5.10 Lease Amendment. The Company shall have negotiated and entered into amendments to certain leases, under which the Company is lessee and a person holding more than one percent (1%) of the Company's outstanding Common Stock (or an affiliate thereof) is the lessor, to the satisfaction of the Investors.

5.11 Certificates, Etc. The Investors shall have received such certificates, documents and instruments confirming the satisfaction of these conditions to Closing as they may reasonably request.

SECTION 6

CONDITIONS OF THE COMPANY'S OBLIGATIONS AT CLOSING

The obligations of the Company under this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

6.1 Securities Law Compliance. The offer and sale of the 2003-A Shares pursuant to this Agreement shall be exempt under all applicable federal and state securities laws as necessary to offer and sell the 2003-A Shares to the Investors.

6.2 Consents and Waivers. The Company shall have obtained any and all consents (including the consent of the holders of the Amended Series 2001-A Preferred and the Series 2002-A Preferred and all governmental or regulatory consents, approvals or authorizations required in connection with the valid execution and delivery of this Agreement and the Second IRA Amendment), permits and waivers (including the waiver by the holders of the Amended Series 2001-A Preferred and the Series 2002-A Preferred of any preemptive rights such holders may have by virtue of their ownership of such shares) necessary or appropriate for consummation of the transactions contemplated by this Agreement, other than any such consents, permits or waivers as to which the failure to obtain would not have a material adverse effect on the Company or the transactions contemplated by this Agreement, and the same shall be effective as of the Closing Date and not rescinded.

6.3 Filing of Amendments. The Amendments shall have been filed with the Secretary of State of the State of Oklahoma.

6.4 Second IRA Amendment. The Company and the Investors shall have entered into the Second IRA Amendment.

6.5 Exchange. All applicable waiting periods, if any, under the rules of the American Stock Exchange shall have lapsed or other requirements of the American Stock Exchange shall have been satisfied as necessary in order to permit the transactions contemplated by this Agreement and the continued listing of the Common Stock.

6.6 Certificates, Etc. The Company shall have received such certificates, documents and instruments confirming the satisfaction of these conditions to Closing as it may reasonably request.

SECTION 7

POST-CLOSING COVENANTS OF THE COMPANY

7.1 Securities Laws Compliance. The Company shall make in a timely manner any filings required by the securities or blue sky laws of any applicable jurisdiction.

7.2 Reservation of Shares. The Company shall at all times reserve and keep available out of its authorized but unissued shares (i) such number of shares of Series 2003-A Preferred as shall from time to time to be sufficient to permit the payment of dividends on the Series 2003-A Preferred in Dividend Stock, and (ii) such number of shares of Underlying Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series 2003-A Preferred; and if at any time the number of authorized but unissued shares of Series 2003-A Preferred or Common Stock shall not be sufficient to effect the payment of dividends or conversion of all then outstanding shares of the Series 2003-A Preferred, in addition to such other remedies as shall be available to the holder of such Series 2003-A Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares to such number of shares as shall be sufficient for such purposes.

7.3 Books and Records. The Company shall maintain complete and accurate records and books of account in which entries shall be made in accordance with generally accepted accounting principles consistently applied, reflecting all transactions of the Company and its subsidiaries, if any. The Company shall provide the Investors with access to such books and records upon reasonable request for the purposes of complying with any accounting, securities or other obligations of the Investors.

7.4 Use of Proceeds. The proceeds from the sale of the 2003-A Shares shall be used only for the specific purposes and expenditures set forth on Exhibit F attached hereto.

7.5 Restrictive Provisions. For so long as the shares of Underlying Common Stock issuable upon the conversion of the outstanding Series 2003-A Preferred represent in the aggregate at least ten percent (10%) of the Company's outstanding Common Stock (treating the outstanding Common Stock and all shares of Underlying Common Stock as outstanding in the aggregate), the Company shall not, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of the Series 2003-A Preferred, voting together as a single class on an as-converted to Common Stock basis:

(a) amend, repeal or waive any provision of the Company's Certificate of Incorporation or Bylaws;

(b) alter or change the rights, preferences or privileges of the Series 2003-A Preferred;

(c) redeem any shares of the Company's capital stock (except for the Series 2003-A Preferred as provided in the Amendment creating such Series 2003-A Preferred or except for the Series 2002-A Preferred or the Amended Series 2001-A Preferred as provided in the Certificates of Designation therefor filed with the Oklahoma Secretary of State);

(d) authorize or issue any class or series of capital stock, other than the issuance of Series 2003-A Preferred, Series 2002-A Preferred and Amended Series 2001-A Preferred in satisfaction of dividends, provided that the Company may issue options and other stock-based awards (and the shares upon exercise thereof) pursuant to the following Subsection (e);

(e) adopt, amend or modify (including modification by the repricing of existing awards, except and only to the extent resulting from a stock split or similar transaction) any stock option plan or employee stock ownership plan or issue any shares of capital stock of the Company to its or its subsidiaries' employees or directors, except pursuant to the Company's 1993 Performance and Equity Incentive Plan and 1993 Employee Stock Purchase Plan, each as amended;

(f) pay or declare any dividend or other distribution on Junior Securities (as defined in the Amendment creating the Series 2003-A Preferred);

(g) authorize, or take any action to effect, or otherwise permit a sale or other disposition of all or substantially all of the assets of the Company or any subsidiary, or a merger, acquisition, recapitalization, other corporate reorganization or sale of control of the Company or any subsidiary, or a license of a substantial portion of the assets of the Company or any subsidiary;

(h) undertake or effect any liquidation, dissolution or winding up of the Company or any material subsidiary, any assignment for the benefit of creditors, or any bankruptcy or similar filing;

(i) create any new subsidiary of the Company or permit any subsidiary of the Company to sell or otherwise issue any capital stock or any right to acquire any of its capital stock to any party other than the Company;

(j) change the size of the Company's board of directors;

(k) take any action which results in the Company making, or permitting any subsidiary to make, any loan to, or investment in, another entity, other than a subsidiary of the Company;

(l) take any action to incur or assume more than $1,000,000 of indebtedness, either individually or on a cumulative basis, in excess of the amount of the Company's existing indebtedness and availability at such time under credit facilities that exist immediately prior to the Closing, excluding the extension of trade credit in the ordinary course of business consistent with past practices;

(m) take any action which results in the Company and its subsidiaries making, or becoming obligated to make, any capital expenditures in excess of $4,000,000 in the aggregate in any fiscal year;

(n) enter into, or permit any subsidiary to enter into, any agreement, contract, arrangement or transaction, whether oral or written, with or for the benefit of any of its or any subsidiary's officers, directors or shareholders, any individual or entity that is an "affiliate" of the Company within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended, or any individual related by blood, marriage, or adoption to any such individual or entity, unless such agreement, contract, arrangement or transaction is entered into in the ordinary course of business and on terms no less favorable to the Company than those the Company would have been reasonably likely to obtain as the result of arms-length negotiations with an unrelated third party;

(o) approve any material change in any line of business of the Company or any subsidiary; or

(p) enter into any acquisition or series of related acquisitions, directly or through a subsidiary, involving an aggregate transaction value in excess of $500,000.

7.6 Financial Information. The Company will deliver to each of the Investors, within five (5) days of their public availability, copies of the Company's annual audited and quarterly unaudited financial statements.

7.7 Other Information. So long as the Investors or their affiliates hold any 2003-A Shares, the Company will provide, and will cause its accountants and other representatives at the Company's expense to provide, any information and consents regarding the Company that the Investors need to fulfill their respective obligations under applicable federal and state securities laws.

7.8 Shareholder Approval. The Company agrees to submit the conversion terms of the Series 2003-A Preferred to its shareholders for approval at its 2003 annual meeting or prior thereto in the event of any attempted conversion of 2003-A Shares which, separately or in the aggregate with other conversions of 2003-A Shares, would result in the Company issuing shares of Common Stock in conversion of Series 2003-A Preferred in an amount equal to or in excess of twenty percent (20%) of the amount of Common Stock then outstanding. The Company also agrees to submit the conversion terms of the Series 2002-A Preferred to its shareholders for ratification at such annual meeting or prior thereto in the event of any attempted conversion of shares of Series 2002-A Preferred which, separately or in the aggregate with other conversions of shares of Series 2002-A Preferred, would result in the Company issuing shares of Common Stock in conversion of Series 2002-A Preferred in an amount equal to or in excess of twenty percent (20%) of the amount of Common Stock then outstanding.

SECTION 8

MISCELLANEOUS

8.1 Good Faith; Cooperation; Further Assurances. The parties will in good faith undertake to perform their obligations in this Agreement, to satisfy all conditions and to cause the transactions contemplated by this Agreement to be carried out promptly in accordance with its terms. The parties will cooperate fully with each other and their respective representatives in connection with any actions required to be taken as part of their respective obligations under this Agreement. Each party will at the Closing and from time to time after the Closing, deliver to the other such further instruments necessary or desirable, in the reasonable opinion of the requesting party and at the expense of the requesting party, to consummate or document the transactions contemplated by this Agreement.

8.2 Entire Agreement; Successors and Assigns. This Agreement and the exhibits hereto and the Investor Rights Agreement constitute the entire agreement between the Company and the Investors relative to the subject matter hereof and supersede any previous agreement between the Company and the Investors regarding such subject matter. Subject to the exceptions specifically set forth in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective executors, administrators, heirs, successors and assigns of the parties.

8.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma without regard to the conflicts of laws principles thereof.

8.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

8.5 Headings. The section headings of this Agreement are for convenience and shall not by themselves determine the interpretation of this Agreement.

8.6 Notices. Any notice required or permitted hereunder shall be given in writing and shall be conclusively deemed effectively given upon personal delivery, or by delivery by overnight courier, or telecopy (with confirmation of receipt), or five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid, addressed:

if to the Company: Harold's Stores, Inc.

765 Asp

Norman, Oklahoma 73070

Attn: Chief Financial Officer

Telecopy: (405) 366-2538

with copy to: Michael M. Stewart

Crowe & Dunlevy, P.C.

20 North Broadway

Oklahoma City, Oklahoma 73102

Telecopy: (405) 272-5238

and if to the Investors, to the respective Investor's address as set forth on the Schedule of Investors, or at or at such other address as the parties may designate by written notice to the other parties, with a copy to:

Sutherland Asbill & Brennan LLP

999 Peachtree Street, N.E.

Atlanta, Georgia 30309

Attn: Robert J. Pile, Esq.

Telecopy: (404) 853-8806

and

Robert L. Anderson, President

Ronus, Inc.

3290 Northside Parkway

Suite 225

Atlanta, Georgia 30327

Telecopy: (678) 553-3911

8.7 Survival of Warranties. The representations and warranties of the parties contained in or made pursuant to this Agreement shall survive for a period of one (1) year from the date of the Closing.

8.8 Amendment of Agreement. Any provision of this Agreement may be amended by a written instrument signed by the Company and by persons holding not less than two-thirds of the aggregate of (a) the then outstanding 2003-A Shares (voting on an as-converted to Common Stock basis) plus (b) the then outstanding shares of Common Stock into which the 2003-A Shares have been converted, other than shares of Common Stock that have been sold to the public.

8.9 Finders' Fees. The Company and the Investors will indemnify each other against all liabilities incurred by one party with respect to claims related to investment banking or finders' fees in connection with the transactions contemplated by this Agreement, arising out of arrangements between the party asserting such claims and the indemnifying party, and all costs and expenses (including reasonable fees of counsel) of investigating and defending such claims.

8.10 Expenses. The Company will pay all out-of-pocket fees and expenses (including attorneys' fees) incurred by the Investors in connection with the due diligence, negotiation, documentation, closing, administration and enforcement of the transactions contemplated by this Agreement and the Investor Rights Agreement; provided, however, that the Company shall only pay attorneys' fees incurred by the Investors for the review of the transaction documents by the law firm of Sutherland, Asbill and Brennan, LLP.

8.11 Consent and Waiver of Amended Series 2001-A, Series 2002-A Preferred and Series 2003-A Preferred Holders. By executing this Agreement, each of Inter-Him, N.V. and Howard Lester, the holders of at least a majority of the outstanding shares of Amended Series 2001-A Preferred, Series 2002-A Preferred and, following the Closing, Series 2003-A Preferred, hereby: (a) consent to all of the transactions contemplated herein which require the consent of the holders of the Amended Series 2001-A Preferred, the Series 2002-A Preferred or the Series 2003-A Preferred, as applicable, prior to their consummation, including without limitation the execution by the Company of a new bank financing arrangement (the "Credit Facility"), on such terms and conditions as may be negotiated by the Company's management, subject to final approval of the Board of Directors of the Company, with one or more lenders, including Wells Fargo Retail Finance, LLC (which will also act as agent for the lenders) and/or certain of its affiliates, providing for an initial principal commitment amount of up to $25,000,000, plus interest, fees and expenses, which will subject the Company to various limitations to be negotiated by the Company and which is contemplated to be secured by substantially all the assets of the Company and its subsidiaries, for purposes of replacing the Company's current bank financing arrangement with Bank of America, N.A.; (b) acknowledge that, without regard to the amount of indebtedness or availability of the Company and its subsidiaries as of the date of this Agreement or the initial execution and delivery of the loan documentation required to be executed in connection with the Credit Facility, all indebtedness incurred in respect of the Credit Facility shall be permitted to be incurred and maintained without further consent of such holders; (c) waive the rights conferred upon such holders in Section 1.11 of the Investor Rights Agreement to the extent such rights are implicated by the 2003-A Preferred and the Second IRA Amendment; and (d) waive any preemptive rights which they may have in the Series 2003-A Preferred by virtue of their ownership of the Amended Series 2001-A Preferred or the Series 2002-A Preferred, as applicable.

Signature page follows this page.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date above set forth.

"COMPANY" Harold's Stores, Inc.

By: /s/ Clark J. Hinkley

Clark J. Hinkley, Chief Executive Officer

"INVESTORS" Inter-Him, N.V.

By: /s/ Ronald de Waal

Ronald de Waal

/s/ W. Howard Lester

W. Howard Lester

Schedule of Investors

Investor Name and Address	Number of 2003-A Shares	Aggregate Purchase Price
INTER-HIM, N.V. Switzerland Representative Office Im Langacker 16 Postfach CH - 5401 Baden Schweiz Attn.: Mr. Victor Hoogstraal Telecopy: +41 56 483 0389	37,500	$3,750,000
W. Howard Lester 3250 Van Ness Avenue San Francisco, California 94109 Telecopy: (415) 616-8359	12,500	$1,250,000
TOTAL:	50,000	$5,000,000